UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

SCHEDULE 14F-1

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BONANZA GOLD CORP.

(Exact name of registrant as specified in its charter)

Nevada	000-54027	20-8560967
(State or other	Commission	(IRS Employer
jurisdiction of incorporation)	file number	Identification No.)

Columbia Tower

701 Fifth Avenue, Office 4263

Seattle, Washington 98104

Registrant’s telephone number, including area code: (206) 262-7461

INFORMATION STATEMENT FILED PURSUANT TO SECTION 14f

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

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NOTICE OF CHANGE IN THE BOARD OF DIRECTORS

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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BONANZA GOLD CORP.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

As used in this Information Statement, the terms “we”, “us” and “our” refer to Bonanza Gold Corp., a Nevada corporation.

This Information Statement is being mailed on or about November 17, 2014, by our company to the holders of record of our shares of common stock, par value, $0.001 per share (the “Common Stock”), as of the close of business on October 31, 2014. This Information Statement is provided to you for information purposes only. We are not soliciting proxies in connection with the matters described in this Information Statement. You are urged to read this document carefully. You are not, however, required to take any action.

Our current board of directors consists of Craig Russell and Stephen Buxton. Mr. Russell has indicated that he will resign from the board of directors as well as his positions as President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer effective upon the appointment of his replacement Steve Helm as President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer and director of the Company. Mr. Buxton has also indicated that he would resign from the board of directors effective upon Mr. Helm’s appointment.  The appointment of Mr. Helm and the resignation of Messrs. Russell and Buxton will constitute a complete change in the board of directors. The resignations and appointments of such directors, however, will not take effect until at least ten days after this Information Statement is filed with the Securities and Exchange Commission and mailed to our shareholders of record in compliance with Section 14(f) of the Securities Exchange Act of 1934, and Rule 14(f)-1 thereunder.

We have decided to prepare and file this Information Statement in order to initiate the 10-day requirement under Rule 14(f)-1 of the Securities Exchange Act of 1934.

Change of Control of the Board

Messrs. Russell and Buxton resigned as directors.  The following person was appointed to fill the vacancies caused by such resignation, such resignation and appointment to be effective ten days after the date that this Information Statement is filed with the Securities and Exchange Commission and mailed to our shareholders of record in compliance with Section 14(f) of the Securities Exchange Act of 1934, and Rule 14(f)-1 thereunder:

Name	Age	Position
Steve Helm	59	President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director

Voting Securities

Our board of directors fixed the close of business on October 31, 2014 as the record date for determining the holders of our Common Stock who are entitled to receive this Information Statement. Our authorized capital stock consists of 250,000,000 shares of Common Stock and no shares of preferred stock. As of October 31, 2014, there were 6,923,005 shares of Common Stock issued and outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders.

Changes to the Board of Directors

We anticipate there will be a complete change in our board of directors upon the of the 10 day requirement under Rule 14(f)-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) due to the resignations of Craig Russell and Stephen Buxton and appointment of Steve Helm. Following the expiration of the ten day period in accordance with Section 14(f) of the Exchange Act, our company anticipates that our board of directors will be comprised of Steve Helm as sole director.

Current Directors and Executive Officers

The following table sets forth information regarding our current directors and officers:

Name and Address	Position Held	Age	Date First Appointed
Craig Russell	President, Chief Executive Officer, Chief Financial Officer and Chairman	29	2012
Stephen Buxton	Director	30	2014

Craig Russell.  Mr. Russell, age 29, was appointed President and Chief Executive Officer of the Company on October 11, 2011.  Prior thereto, since July 2010, he had been acting as a consultant to the Company.  From September 2008 through July 2010, Mr. Russell worked in the ecommerce industry at Quidco as a business development analyst tasked with analyzing and developing new business processes. Prior thereto, from July 2006 through September 2008, Mr. Russell worked for John Lewis as a project coordinator. Mr. Russell holds a degree in Economics along with training in Mineral Project and Finance Appraisal from University College London. Mr. Russell’s training in mineral project and finance appraisal make him a desirable director.  He has valuable knowledge about our industry

Stephen Buxton.   Stephen Buxton, age 30, was appointed as a director in 2014.  He has over six years experience in the Global IT and digital marketing industries and has a degree from a leading UK University along with other qualifications in IT, Communications and Management. Most recently, Mr. Buxton has held an executive role within one of the UK’s largest online affiliate marketing companies, Affiliate Window, where has worked since March 2012. Prior to this Mr. Buxton worked for another market leader in ecommerce, Maple Syrup Media, from May 2008 to March 2012. Where he was responsible for increasing their market presence and increasing growth through overseeing new project development. Mr. Buxton has consulted with government departments and worked within their IT infrastructure and network solutions. Mr. Buxton’s executive experience and understanding of corporate governance make him a valuable director.

Proposed Directors and Executive Officers

The following table sets forth information regarding the proposed director and officer of our company:

Name and Address	Proposed Position	Age
Steve Helm	President, Chief Executive Officer, and Chairman	59

The following is a brief account of the education and business experience of the proposed director and executive officer during at least the past five years, indicating his principal occupation during the period, and the name and principal business of the organization by which he was employed.

Mr. Helm has served as a commercial real estate executive materially involved in the areas of finance, development/acquisition and property management for the last 24 years.  Prior to joining New Regional Planning as its CFO, from 2004 -2009 he served as Regional Director for Imperial Capital Bank/Bancorp (NYSE), launching the Texas/Rocky Mountain commercial real estate lending platform as part of the firm’s national expansion. In that capacity, he opened and managed four commercial real estate loan production offices (Dallas, Austin, Denver & Kansas City) covering the Texas, New Mexico, Oklahoma, Arkansas, Colorado and Kansas market areas and funded in excess of $500 million of structured debt (construction & bridge) and portfolio permanent credit facilities from $500K to $20 million for all core property types.

Prior to Imperial, he was President of the family business, The Helm Companies, directing the ground up development, re-development, financing and management of small retail and Class A, B & C multifamily. During his tenure with the family enterprise, Steve secured over $60 million of FHA (221 D-4 & 223F) and conventional bank debt as well as LIHTC, private and mezzanine equity financing and supervised the management of a multifamily portfolio of 6 properties comprising over 900 units.  Steve has earned the National Apartment Assoc. CAPS Designation and is an CPM Candidate. Steve holds an MBA from the Cox School of Business, Southern Methodist University and a BBA – Finance from the University of Texas at Austin. Mr. Helm’s business and finance experience as well as his management experience make him a valuable director.

Proposed Directors

The size of the board will be decreased to one member and there will be a complete change in the Company’s board of directors due to the proposed resignations of Craig Russell and Stephen Buxton and the election of Steve Helm to the board of directors.

Legal Proceedings

No director, officer, affiliate of the company of record or beneficial holder of more than five percent of any class of securities is a party adverse to the company of has a material interest adverse to the company.

Family Relationships

There are no family relationships between any of our directors and officers.

Involvement in Certain Legal Proceedings

Other than as discussed below, none of our directors, executive officers, promoters or control persons, or our proposed directors or officers has been involved in any of the following events during the past ten years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offences;

3.

being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, Federal or State authority, or the Commodity Futures Trading Commission, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.

being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission, self regulatory organization or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Corporate Governance

Our board of directors didn’t hold any meetings during the year ended December 31, 2013. All proceedings of our board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of Nevada and our By-laws, as valid and effective as if they had been passed at a meeting of our directors duly called and held.

We currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our board of directors.

We currently have one person serving as our Chairman of the board and our President, Chief Executive Officer, Secretary and Treasurer. We do not have a formal policy on whether the same person should (or should not) serve as both the Chief Executive Officer and a board member. Due to the size of our company, we believe that this structure is appropriate. Our current structure is operating effectively to foster productive, timely and efficient communication among the directors and management. There are complete and open lines of communication with the management and independent director.

Our board of directors has an active role in overseeing management of our company’s risks. Our board regularly reviews information regarding our company’s strategy, finances and operations, as well as the risks associated with each. Our board is responsible for oversight of our company’s risks relating to accounting matters, financial reporting and legal and regulatory compliance. Our board undertakes, at least annually, a review to evaluate these risks.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our board of directors believes that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees. Our board of directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to Craig Russell, at the address appearing on the first page of this Information Statement.

Transactions with Related Persons, Promoters and Certain Control Persons

Except as described below, our company has not entered into any transaction since the beginning of our last fiscal year, or any currently proposed transaction, in which our company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of our company’s total assets at year end for the last two completed fiscal years, and in which any of the following persons had or will have a direct or indirect material interest:

1.	any director or officer of our company;

2.	any proposed director of officer of our company;

3.	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our company's common shares; or

4.

any immediate family member of such persons listed above which includes any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such person and any person (other than a tenant or employee) sharing the household of such person.

Compliance With Section 16(A) Of The Securities Exchange Act Of 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. Based on our review of the copies of such forms received by it, and to the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

Executive Compensation

The following table sets forth all compensation awarded, earned or paid for services rendered to our principal executive officer, principal financial officer and each executive officer whose compensation exceeded $100,000 during each of the fiscal years ended December 31, 2013 and 2012.

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Craig Russell President, Chief Executive Officer, Principal Executive Officer, Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer and Director	2013 2012	$78,000 $78,000	0 0	0 0	0 0	0 0	0 0	0 0	$78,000 $78,000

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND CURRENT MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock and warrants to purchase shares of our common stock as of October 31, 2014 by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each of our directors and executive officers, and (iii) all of our directors and executive officers as a group.  As of October 31, 2014, there were 6,923,005 shares of common stock outstanding.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. The principal address of each of the stockholders listed below is c/o Columbia Tower, 701 Fifth Avenue, Office 4263, Seattle, Washington, 98104-5119.  We believe that all persons named in the table have sole voting and investment power with respect to shares beneficially owned by them. All share ownership figures include shares issuable upon exercise of options or warrants exercisable within 60 days of September 30, 2014, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person.

All references to the number of shares and per share amounts have been retroactively restated to reflect a 150 for 1 reverse stock split of all the outstanding common stock of the Company, which was effective in March 2011.

Principal Stockholders Table

Name of Owner	Shares Owned		Percentage of Shares Outstanding
Craig Russell	200,000		2.9%
Lynn Harrison	860,000		12.4%
Stephen Buxton
Rare Earth Minerals International Ltd.	9,600,000	(1)	84.78%
All officers and directors as a group (1 person)	200,000		2.9%

(1) Includes 5, 200,000 shares of common stock and 4,400,000 are shares of common stock underlying currently exercisable warrants.

Outstanding Equity Awards at Fiscal Year End

The table below summarizes all unexercised options, stock that has not vested, and equity incentive plan awards for each named executive officer as of December 31, 2013.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
	OPTION AWARDS					STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Craig Russell	-	-	-	-	-	-	-	-	-

Employment Agreements

None

Compensation of Directors

The table below summarizes all compensation of our directors for the year ended December 31, 2013.

DIRECTOR COMPENSATION*
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Craig Russell	0	0	0	0	0	0	0

* Does not include compensation received for services provided as executive officers

Indebtedness of Directors, Senior Officers, Executive Officers and Other Management

None of our directors or executive officers or any associate or affiliate of our company during the last two fiscal years is or has been indebted to our company by way of guarantee, support agreement, letter of credit or other similar agreement or understanding currently outstanding.

No Dissenter Rights

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders.  As a result no dissenter or appraisal rights are triggered by the actions described herein.

No vote or other action is being requested of our company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Bonanza Gold Corp. has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

BONANZA GOLD CORP.

DATED: November 10, 2014	By:	/s/ Craig Russell
Craig Russell
President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board